UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 22 June 2021, London UK

ViiV Healthcare and Halozyme enter global collaboration and license agreement for ENHANZE® drug delivery technology to enable development of "ultra long-acting" medicines for HIV

Halozyme's drug delivery technology provides the opportunity to administer large volume subcutaneous injections that may enable dosing intervals of every three months and up to six months or longer for ViiV's pipeline of HIV medicines

London and San Diego, 22 June 2021 - ViiV Healthcare, the global specialist HIV company majority owned by GlaxoSmithKline plc ("GSK"), with Pfizer Inc. and Shionogi Limited as shareholders, and Halozyme Therapeutics, Inc. (Nasdaq: HALO) today announced a global collaboration and license agreement that gives exclusive access to Halozyme's ENHANZE® drug delivery technology, recombinant human hyaluronidase PH20 enzyme (rHuPH20), for specific targets used in the treatment and prevention of HIV.

Under the terms of the agreement, ViiV Healthcare will make an upfront payment of $40 million to Halozyme for the exclusive license to four HIV small and large molecule targets and is obligated to make potential future payments of up to $175 million in development and commercial milestones per target, subject to achievement of specified development and commercial milestones, including certain specified sales milestones. Halozyme will also be entitled to receive mid-single digit royalties on sales of commercialised medicines using the technology.

The PH20 enzyme breaks down a substance called hyaluronan (HA) that is found in the body's subcutaneous space (under the skin) that acts as a barrier to the flow of fluid. By breaking down HA locally at the injection site and temporarily removing that barrier, large amounts of fluid can be injected into the subcutaneous space and dispersed. This facilitates the rapid delivery of large volume fluids by subcutaneous injection, potentially reducing the treatment burden of injectable drugs and providing optimised treatment options to patients. The HA is restored under the skin via normal processes within 24-48 hours.

Halozyme's technology provides ViiV Healthcare with more opportunities to develop ultra long- acting medicines (dosing intervals of three months or longer) with its long-acting portfolio and pipeline products. Plans are underway to initiate the first experiments with the technology by the end of 2021 for investigational, long-acting cabotegravir for prevention of HIV, which is currently administered every two months.

"Many people living with HIV and those vulnerable to HIV tell us that for a variety of reasons, taking medicine every day is a challenge, and we have listened to them," said Kimberly Smith, M.D., MPH, Head of Research & Development at ViiV Healthcare.  "We believe long-acting medicines are the future of HIV therapies and will help address these unmet needs. Our collaboration with Halozyme will keep us at the forefront of developing additional, innovative new options for HIV treatment and prevention as we work towards reducing the burden of HIV treatment."

"We are excited to partner with ViiV Healthcare to create new delivery options for innovative medicines for HIV," said Helen Torley, M.B. Ch. B., M.R.C.P., president and chief executive officer, Halozyme. "This collaboration demonstrates the potential value of our technology to facilitate rapid, large volume subcutaneous injections of not only more traditional medicines but also long-acting injectables, including small molecules, which in turn may further extend dosing intervals for people taking medicines for the treatment and prevention of HIV."

The license gives ViiV exclusive use of Halozyme's proprietary rHuPH20 technology for four, specific HIV medicine targets that will expand opportunities for development of nearly all of ViiV's pipeline assets. These assets are integrase inhibitors, reverse transcriptase inhibitors limited to nucleoside reverse transcriptase inhibitors (NRTI) and nucleoside reverse transcriptase translocation inhibitors (NRTTIs), capsid inhibitors and broadly neutralising monoclonal antibodies (bNAbs), that bind to the gp120 CD4 binding site.

Halozyme has licensed its technology to 11 pharmaceutical and biotechnology companies, for potential use in oncology, autoimmune disease, rare disease and infectious disease with products currently approved in oncology and immune deficiency indications. In addition, Halozyme currently has a Cooperative Research and Development Agreement with the National Institute of Allergy and Infectious Diseases' Vaccine Research Center in the US, which includes a bNAb, N6LS, that ViiV Healthcare licensed from the National Institutes of Health in 2019.

About Halozyme

Halozyme is a biopharmaceutical company bringing disruptive solutions to significantly improve patient experiences and outcomes for emerging and established therapies.  Halozyme advises and supports its biopharmaceutical partners in key aspects of new drug development with the goal of improving patients' lives while helping its partners achieve global commercial success.  As the innovators of the ENHANZE® technology, which can reduce hours-long treatments to a matter of minutes, Halozyme's commercially validated solution has touched more than 500,000 patient lives via five commercialized products across more than 100 global markets.  Halozyme and its world-class partners are currently advancing multiple therapeutic programs intended to deliver innovative therapies, with the potential to improve the lives of patients around the globe.  Halozyme's proprietary enzyme rHuPH20 forms the basis of the ENHANZE® technology and is used to facilitate the delivery of injected drugs and fluids, potentially reducing the treatment burden of other drugs to patients.  Halozyme has licensed its ENHANZE® technology to leading pharmaceutical and biotechnology companies including Roche, Baxalta, Pfizer, Janssen, AbbVie, Lilly, Bristol-Myers Squibb, Alexion, argenx, Horizon Therapeutics and ViiV Healthcare.  Halozyme derives revenues from these collaborations in the form of milestones and royalties as the Company's partners make progress developing and commercializing their products being developed with ENHANZE®.  Halozyme is headquartered in San Diego.  For more information visit www.halozyme.com.

About ViiV Healthcare

ViiV Healthcare is a global specialist HIV company established in November 2009 by GlaxoSmithKline (LSE: GSK) and Pfizer (NYSE: PFE) dedicated to delivering advances in treatment and care for people living with HIV and for people who are at risk of becoming infected with HIV. Shionogi joined in October 2012. The company's aims are to take a deeper and broader interest in HIV/AIDS than any company has done before and take a new approach to deliver effective and innovative medicines for HIV treatment and prevention, as well as support communities affected by HIV.

For more information on the company, its management, portfolio, pipeline, and commitment, please visit www.viivhealthcare.com.

About GSK

GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com/about-us.

ViiV Healthcare
Media enquiries:	Melinda Stubbee	+1 919 491 0831	(North Carolina)
	Audrey Abernathy	+1 919 605 4521	(North Carolina)
GSK enquiries:
Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kristen Neese	+1 804 217 8147	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	James Dodwell	+44 (0) 20 8047 2406	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	Mick Readey	+44 (0) 7990 339653	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Halozyme enquiries:	Al Kildani	+1 858 704 8122	(San Diego)

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2020 and any impacts of the COVID-19 pandemic.

Halozyme Safe Harbor Statement

In addition to historical information, the statements set forth above include forward-looking statements including, without limitation, statements concerning the possible activity, benefits and attributes of ENHANZE®, the possible method of action of ENHANZE®, its potential application to aid in the dispersion and absorption of other injected therapeutic drugs and statements concerning certain other potential benefits of ENHANZE® including facilitating more rapid delivery and administration of larger volumes of injectable medications through subcutaneous delivery and potentially lowering the treatment burden for patients, including potential extension of dosing intervals for people taking medicines for the treatment and prevention of HIV.  These forward-looking statements also include statements regarding the product development and regulatory efforts of Halozyme's ENHANZE® partner and Halozyme's potential receipt of payments associated with   achievement of certain development, regulatory and sales-based milestones, and royalties on sales of commercialized products.  These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.  The forward-looking statements are typically, but not always, identified through use of the words "believe," "enable," "may," "will," "could," "intends," "estimate," "anticipate," "plan," "predict," "probable," "potential," "possible," "should," "continue" and other words of similar meaning.  Actual results could differ materially from the expectations contained in forward-looking statements as a result of several factors, including uncertainties concerning whether development, regulatory and sales-based milestones will be achieved, uncertainties concerning whether collaborative products are ultimately developed or commercialized, unexpected expenditures and costs, unexpected results or delays in development and regulatory review including potential delays caused by the current COVID-19 global pandemic, unexpected regulatory approval requirements, unexpected adverse events or patient outcomes and competitive conditions.  These and other factors that may result in differences are discussed in greater detail in Halozyme's most recent Annual and Quarterly Reports filed with the Securities and Exchange Commission.  Except as required by law, Halozyme undertakes no duty to update forward-looking statements to reflect events after the date of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: June 22, 2021

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc